

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2025

Alfred Lim
Chief Executive Officer
EUDA Health Holdings Ltd
60 Kaki Bukit Place, #03-01
Eunos Techpark, Singapore 415979

     Re: EUDA Health Holdings Ltd
         Form 20-F for Fiscal Year Ended December 31, 2024
         File No. 001-40678

Dear Alfred Lim:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Industrial Applications and Services